

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2011

<u>Via E-mail</u>
Mr. Joseph V. Taranto
Chairman and Chief Executive Officer
Everest Reinsurance Holdings, Inc.
477 Martinsville Road
Post Office Box 830
Liberty Corner, New Jersey 07938

     Re: **Everest Reinsurance Holdings, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 30, 2011
               File No. 033-71652

Dear Mr. Taranto:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Joel Parker

                              Joel Parker
                              Accounting Branch Chief